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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15608

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lombard Odier Transatlantic Limited

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Sherbrooke Street West, Suite 2200

(No. and Street)

Montreal (City) Quebec (Canada) (State) H3A 3R7 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Dorey (514) 847-7638

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhousecoopers LLP/s.r.l./s.e.n.c.r.l.

(Name – *if individual, state last, first, middle name*)

1250 Blvd René-Lévesque, suite 2500 (Address) Montreal (City) Quebec (Canada) (State) H3B 4Y1 (Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [ ] Public Accountant
- [x] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 26 2018
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Robert Dorey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lombard Odier Transatlantic Limited, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commissaire à l'assermentation pour le Québec Nadine Corbeil 214204 Commissioner for Oaths for Québec

affirmé solennellement devant moi à Montréal.

N Corbeil le 27/02/2018

Notary Public

Robert Dorey
Signature

President/CFO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X | A

Lombard Odier Transatlantic Limited

Consolidated Financial Statements
December 31, 2017 and 2016
(expressed in US dollars)

pwc

February 28, 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Lombard Odier Transatlantic Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of Lombard Odier Transatlantic Limited (the "Company") as of December 31, 2017 and 2016, and the related consolidated statements of loss and comprehensive loss, shareholders' equity and cash flows for the years then ended, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedules of Net Capital are supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Schedules of Net Capital are fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

PricewaterhouseCoopers LLP[1]

We have been the auditor of the Company since 2011.

[1] CPA auditor, CA, public accountancy permit No. A125840

Lombard Odier Transatlantic Limited

Consolidated Statements of Financial Condition

As of December 31, 2017 and 2016

(expressed in US dollars)

	2017 $	2016 $
Assets		
Current assets		
Cash	4,605,683	4,302,482
Receivables from clients	687,971	4,261,128
Receivables from brokers	165,691	3,407,243
Other accounts receivable and prepaid expenses (note 4)	151,093	128,701
	5,610,438	12,099,554
Non-current assets		
Deposits and securities with clearing organizations (note 5)	2,102,689	2,092,837
Deferred tax assets (note 13)	-	516,831
	7,713,127	14,709,222
Liabilities		
Current liabilities		
Payables to clients	34,471	4,346,699
Payables to brokers	792,150	3,300,216
Payables to companies under common control, without interest (note 9)	763,307	566,482
Other accounts payable and accrued liabilities (note 7)	78,499	106,980
	1,668,427	8,320,377
Shareholders' Equity (note 8)		
Share capital	9,478,957	9,478,957
Contributed surplus	84,000	84,000
Deficit	(3,518,257)	(3,174,112)
	6,044,700	6,388,845
	7,713,127	14,709,222

Approved by the Board of Directors

_______________ Director _______________ Director

The accompanying notes are an integral part of these consolidated financial statements.

Lombard Odier Transatlantic Limited

Consolidated Statements of Loss and Comprehensive Loss

For the years ended December 31, 2017 and 2016

(expressed in US dollars)

	2017 $	2016 $
Revenues (note 9)		
Commissions	2,258,692	2,602,249
Management fees	2,776,465	1,719,456
Revenue on transactions	66,957	226,902
	5,102,114	4,548,607
Operating expenses (note 9)		
Brokerage commissions	254,708	249,827
General brokerage	237,412	209,478
Clearing fees	53,881	81,405
Telecommunications	56,479	56,604
Management expenses	16,549	7,314
Differences on transactions	9,036	20,472
	628,065	625,100
Earnings before other income (expenses)	4,474,049	3,923,507
Other income (expenses) (note 9)		
Administrative expenses and salaries	(4,083,315)	(4,056,952)
Professional fees	(201,124)	(175,103)
Foreign exchange loss	(29,140)	(7,196)
Net interest income (expense)	1,757	(3,534)
Change in unrealized gain on deposits and securities with clearing organizations	10,459	2,685
	(4,301,363)	(4,240,100)
Income (loss) before deferred income taxes	172,686	(316,593)
Deferred income taxes (note 13)	(516,831)	17,472
Net loss and comprehensive loss for the year	(344,145)	(299,121)
Attributed to		
Shareholders	(344,145)	20,284
Non-controlling interests	-	(319,405)

The accompanying notes are an integral part of these consolidated financial statements.

Lombard Odier Transatlantic Limited

Consolidated Statements of Shareholders' Equity

For the years ended December 31, 2017 and 2016

(expressed in US dollars)

	2017					
	Equity attributable to shareholders					
	Share capital $	Contributed surplus $	Retained earnings (deficit) $	Total $	Non-controlling interests $	Total shareholders' equity $
Balance – Beginning of year	9,478,957	84,000	(3,174,112)	6,388,845	-	6,388,845
Net loss and comprehensive loss for the year	-	-	(344,145)	(344,145)	-	(344,145)
Balance – End of year	9,478,957	84,000	(3,518,257)	6,044,700	-	6,044,700

	2016					
	Equity attributable to shareholders					
	Share capital $	Contributed surplus $	Retained earnings (deficit) $ (note 8)	Total $	Non-controlling interests $	Total shareholders' equity $
Balance – Beginning of year	55,866	84,000	18,952	158,818	6,029,789	6,188,607
Net income (loss) and comprehensive income (loss) for the year	-	-	20,284	20,284	(319,405)	(299,121)
Transfer of business and liquidation of subsidiary (notes 1 and 8)	9,423,091	-	(3,213,348)	6,209,743	(5,710,384)	499,359
Balance – End of year	9,478,957	84,000	(3,174,112)	6,388,845	-	6,388,845

The accompanying notes are an integral part of these consolidated financial statements.

Lombard Odier Transatlantic Limited

Consolidated Statements of Cash Flows

For the years ended December 31, 2017 and 2016

(expressed in US dollars)

	2017 $	2016 $
Cash flows from		
Operating activities		
Net loss and comprehensive loss for the year	(344,145)	(299,121)
Adjustments for non-cash items		
Deferred income taxes	516,831	(17,472)
Unrealized foreign exchange gain on cash	(12,804)	(10,660)
Change in unrealized gain on deposits and securities with clearing organizations	(10,459)	(2,685)
Changes in working capital items (note 3(a))	140,367	(16,703)
	289,790	(346,641)
Investing activities		
Proceeds from (investments in) deposits and securities with clearing organizations	607	(3,667)
Effect of foreign exchange rate fluctuations on cash	12,804	10,660
Net increase (decrease) in cash during the year	303,201	(339,648)
Cash – Beginning of year	4,302,482	4,642,130
Cash – End of year	4,605,683	4,302,482

The accompanying notes are an integral part of these consolidated financial statements.

(expressed in US dollars)

1 Nature of operations

Lombard Odier Transatlantic Limited (the "Company"), incorporated under the Canada Business Corporations Act, was the general partner of Lombard Odier Transatlantic, Limited Partnership (the "Limited Partnership") and, in this capacity, managed the activities of the Limited Partnership.

Its head and principal office is located at 1000 Sherbrooke Street West, Suite 2200, Montréal, Quebec. The parent company was Lombard Odier & Cie (Canada), société en commandite, until its dissolution. Lombard Odier & Partners SCm is the ultimate parent of the group and is domiciled in Geneva, Switzerland.

On December 31, 2016, following authorization from the Financial Industry Regulatory Authority (FINRA), the United States Securities and Exchange Commission (SEC) and the Depository Trust & Clearing Corporation, the Limited Partnership transferred all of its assets to the Company in consideration for the Company assuming the Limited Partnership' liabilities and the Company issuing a non-interest-bearing demand promissory note; the Limited Partnership was then dissolved (see note 8). The Company is pursuing the business activities of the Limited Partnership.

The Limited Partnership was a Canadian limited partnership whose head office was located in Montréal, Quebec. The Limited Partnership's primary business activities were trading in US securities primarily on a received versus payment and delivery versus payment (RVP/DVP) basis and adviser activities with a group of US corporate, institutional and retail investors. As of June 17, 2011, the Limited Partnership was granted registration as an investment adviser by the SEC. On July 6, 2011, the Limited Partnership was acknowledged by the Internal Revenue Service as a US entity. The Limited Partnership was a member of FINRA and was registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934.

The Limited Partnership acted as its own clearing agent for US securities brokerage transactions and utilized Bank Lombard Odier & Co. Ltd., an entity under common control, as its clearing agent for non-US securities brokerage transactions.

The Limited Partnership was an investment adviser offering investment advisory services primarily to high net worth individuals. The Limited Partnership sought to achieve the investment objectives of each client primarily through long- and short-term investments in securities issued by US and non-US corporate issuers, and derivatives related to such securities.

(expressed in US dollars)

2 Summary of significant accounting policies

Basis of presentation

The Company's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP), which require the use of estimates by management. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates, including the fair value measurements of certain financial assets and financial liabilities, by their nature, are based on judgment and available information and, therefore, may vary from actual results. Management evaluates its estimates and assumptions on an ongoing basis based on data which management believes to be reasonable under the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate.

In accordance with the provisions set forth in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 855, Subsequent Events, management has evaluated subsequent events through February 28, 2018, the date of the approval of these consolidated financial statements. Management has determined that there are no material events that would require adjustment or disclosure in its consolidated financial statements.

Securities transactions executed by the Company as agent for clients are reflected in the consolidated statement of financial condition on a trade date basis. Receivables and payables relating to transactions that have not reached their contractual settlement dates are reflected net on the consolidated statement of financial condition.

The consolidated financial statements include the assets, liabilities, revenues and expenses of the Company's operations. Net income attributed to the non-controlling interests constituted by the limited partners of the former Limited Partnership was included in the individual partner's tax returns. Accordingly, no provision for income taxes is recorded by the Company for the year ended December 31, 2017 related to such non-controlling interests.

Principles of consolidation

All intercompany accounts and transactions have been eliminated on consolidation.

The Limited Partnership was a consolidated variable interest entity until the transfer of its net assets to the Company on December 31, 2016, as further described in note 1.

(expressed in US dollars)

Foreign currency translation

The functional and presentation currency of the Company is the US dollar. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect on the consolidated statement of financial condition date. Non-monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange in effect at the transaction date. Revenue and expenses recognized in the consolidated statement of loss and comprehensive loss are translated at the rates of exchange on the date of the transaction. Net gains or losses resulting from foreign currency translation are included in other income (expenses) in the consolidated statement of loss and comprehensive loss.

Cash

Cash represents demand deposits held in banks without any restrictions.

Receivables from and payables to clients

Receivables from and payables to clients represent the amount resulting from purchases and sales of securities not yet settled and that have not yet been paid to or received from clients. They represent the contractual price of securities to be delivered or received by the Company. Should a counterparty fail to deliver securities pending settlement to the Company, it may be required to purchase identical securities with its clearing organization, the Depository Trust & Clearing Corporation. Securities that have failed to be delivered or received are receivable and payable balances, respectively, arising from transactions with brokers and dealers. Payables from clients comprise the same type of transactions but from a sale of securities perspective. The amount shown on the consolidated statement of financial condition under payables to clients are sales of securities not yet settled.

Receivables from and payables to brokers

Receivables from and payables to brokers represent brokerage, execution fees and foreign taxes, when applicable, from sales (receivable) and purchases (payable) of securities receivable from or payable to brokers and clearing organizations.

Income taxes

Income taxes are provided using the asset and liability method. Under this method, income taxes (i.e. deferred tax assets and liabilities, current taxes payable/refunds receivable, and tax expense/recovery) are recorded based on amounts refundable or payable in the current year and include the results of any difference between US GAAP and tax reporting. Deferred income taxes reflect the tax effect of certain net operating losses, capital losses, general business credit carryforwards, and the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates. The Company accounts for the financial effect of changes in tax laws or rates in the period of enactment.

(expressed in US dollars)

In addition, valuation allowances are established when management determines that it is more likely than not that some portion or all of a deferred tax asset will not be realized. Tax valuation allowances are analyzed periodically and adjusted as events occur or circumstances change that warrant adjustments.

In determining the income tax provision for financial reporting purposes, the Company establishes a reserve for uncertain tax positions. If the Company considers that a tax position is more likely than not of being sustained upon audit, based solely on the technical merits of the position, it recognizes the tax benefit. The Company measures the tax benefit by determining the largest amount that is greater than 50% likely of being realized upon settlement, presuming that the tax position is examined by the appropriate taxing authority that has full knowledge of all relevant information. These assessments can be complex, and the Company often obtains assistance from external advisers. To the extent that the Company's estimates change or the final tax outcome of these matters is different from the amounts recorded, such differences will impact the income tax provision in the period in which such determinations are made. If the initial assessment fails to result in the recognition of a tax benefit, the Company regularly monitors its position and subsequently recognizes the tax benefit if (i) there are changes in tax law or analogous case law that sufficiently raise the likelihood of prevailing on the technical merits of the position to more likely than not; (ii) the statute of limitations expires; or (iii) there is a completion of an audit resulting in a settlement of that tax year with the appropriate agency. Uncertain tax positions are classified as current only when the Company expects to pay cash within the next 12 months. Interest and penalties, if any, are recorded within the provision for income taxes in the Company's consolidated statement of loss and comprehensive loss and are classified on the consolidated statement of financial condition together with the related liability for unrecognized tax benefits.

See note 13 for further discussion of the Company's income taxes.

Revenue recognition

The Company is a broker-dealer and an investment adviser. The Company's principal sources of revenues comprise commissions, management fees and revenue on transactions.

As a broker-dealer, the Company charges its clients for securities-trading transactions. Securities transactions are recorded on a trade date basis. Commissions and transaction revenues are recorded when the Company's performance obligation is met. Commissions and revenues on transactions are recorded on a trade date basis.

The Company earns management fees from its investment advisory services. Management fees are calculated as a percentage of net asset invested capital and are recognized over the period in which the related services are rendered.

The Company charges ticket fees upon the execution and delivery of securities. Ticket fees are recorded on the trade date and reported under revenue on transactions in the consolidated statement of loss and comprehensive loss.

(expressed in US dollars)

Financial instruments

Financial assets are classified in one of the following categories: fair value through net earnings or loans and receivables. Financial liabilities are classified as other.

Financial assets designated fair value through net earnings comprise the deposits and securities with clearing organizations. These financial instruments are recorded at fair value, with changes in fair value recorded in net loss and comprehensive loss.

Loans and receivables comprise cash, receivables from clients, receivables from brokers, deposits in cash with clearing organizations (note 5), and other accounts receivable. These financial assets are recorded at amortized cost, net of impairment losses, if any.

Financial liabilities comprise payables to clients, payables to brokers, payables to companies under common control, and other accounts payable and accrued liabilities. These financial liabilities initially recognized at fair value are recorded at amortized cost.

Accounting standards and amendments issued but not yet applied

The Company presents the amendments issued but not yet applied that are relevant to it. The following revised standards and amendments are effective for annual periods beginning on or after January 1, 2018.

a) Accounting Standards Updates (ASU) No. 2014-09, No. 2016-08 and No. 2016-20, Revenue from Contracts with Customers (Topic 606)

The FASB and the International Accounting Standards Board (IASB) (together, the Boards) have issued largely converged standards on revenue recognition. ASU No. 2014-09 affects any entity using US GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of non-financial assets unless those contracts are within the scope of other standards. This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1: Identify each contract with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

(expressed in US dollars)

As a result of the issuance of ASU No. 2015-14, ASU No. 2014-09 is effective for annual periods beginning after December 15, 2018, and interim periods within annual reporting periods beginning after December 15, 2019, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients; or (ii) a retrospective approach with the cumulative effect of initially adopting ASU No. 2014-09 recognized at the date of adoption (which includes additional footnote disclosures). The Company assessed that the impact of adopting this new standard on its consolidated financial statements is not significant.

b) ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes

In November 2015, the FASB issued ASU No. 2015-17, which requires that deferred tax liabilities and assets be classified as non-current in a classified statement of financial position.

The amendments apply to all entities that present a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments.

The amendments are effective for the Company's consolidated financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The Company is currently evaluating the impact of its pending adoption of ASU No. 2015-17 on its consolidated financial statements.

c) ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities

In January 2016, the FASB issued ASU No. 2016-01, which eliminates the requirement to disclose the methods and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost, requires the use of the exit price notion when measuring the fair value of financial instruments for disclosure purposes, requires separate presentation in other comprehensive income of the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the organization has elected to measure the liabilities in accordance with the fair value option, requires the separate presentation of financial assets and financial liabilities by measurement category and for form of financial asset on the balance sheet or the accompanying notes to the financial statements and clarifies that the reporting organization should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the organization's other deferred tax assets.

ASU No. 2016-01 is effective in annual periods beginning after December 15, 2018. Earlier adoption is generally not permitted, except for certain of its specific provisions. The Company is currently evaluating the impact of this guidance; however, it is not expected to have a material impact on the Company's consolidated financial statements.

(expressed in US dollars)

d) ASU No. 2016-15, Statement of Cash Flows (Topic 320)

In August 2016, the FASB issued ASU No. 2016-15. The ASU addresses eight specific cash flow issues and clarifies their presentation and classification in the statement of cash flows. The guidance is effective for fiscal years beginning after December 15, 2017 and is to be applied retrospectively with early adoption permitted. The Company is currently evaluating the impact of its pending adoption of ASU No. 2016-15 on its consolidated financial statements.

3 Information included in the consolidated statement of cash flows

a) The changes in working capital items are detailed as follows:

	2017 $	2016 $
Decrease (increase) in		
Receivables from clients	3,573,157	(1,609,965)
Receivables from brokers	3,241,552	(2,778,824)
Other accounts receivable and prepaid expenses	(22,392)	53,339
Increase (decrease) in		
Payables to clients	(4,312,228)	4,075,113
Payables to brokers	(2,508,066)	295,356
Payables to companies under common control	196,825	(65,022)
Other accounts payable and accrued liabilities	(28,481)	13,300
	140,367	(16,703)

b) Cash flows relating to interest on operating activities are detailed as follows:

	2017 $	2016 $
Interest received	7,241	2,016
Interest paid	5,484	5,550

c) Transaction with no impact on cash

On December 31, 2016, the Limited Partnership transferred all of its assets to the Company in consideration for the Company assuming all of the Limited Partnerships' liabilities and the Company issuing a non-interest-bearing demand promissory note of $9,423,091.

The promissory note created and due from the Limited Partnership was settled through the issuance of additional common shares of the Company (note 8).

(expressed in US dollars)

4 Other accounts receivable and prepaid expenses

	2017 $	2016 $
Taxes receivable	144,078	107,093
Prepaid expenses	7,015	21,608
	151,093	128,701

The taxes receivable balance results from Canadian federal and provincial sales tax reimbursement claims outstanding as of December 31, 2017 and 2016.

5 Deposits and securities with clearing organizations

	2017 $	2016 $
Deposits in cash		
Depository Trust & Clearing Corporation	52,030	52,030
National Securities Clearing Corporation	1,965,000	1,965,000
	2,017,030	2,017,030
Securities on deposit		
NASDAQ OMX Group Inc., at fair value (300 shares)	23,049	20,136
Depository Trust & Clearing Corporation*	62,610	55,671
	85,659	75,807
	2,102,689	2,092,837

* The Company holds 105.88 preferred shares as of December 31, 2017 (2016 – 116.99) and 3.02521 common shares as of December 31, 2017 (2016 – 2.99591).

In the normal course of business, the Company enters into transactions with clearing organizations. These organizations require either deposits in cash or in securities to facilitate the settlement process. The securities on deposit are recorded at fair value with changes in fair value recorded in net loss and comprehensive loss for the year. The deposits in cash are not restricted, but the securities on deposit cannot be sold, as they are required for the Company to do business with the respective clearing organizations.

(expressed in US dollars)

6 Bank overdraft

The Company has an unlimited operating line of credit agreement with Bank Lombard Odier & Co. Ltd. The facility bears interest at the bank's internal prime rate plus 2.05% per annum. Interest is payable on a quarterly basis. There is no guarantee given as security for this line of credit. As of December 31, 2017, nil (2016 – nil) was drawn from the line of credit.

7 Other accounts payable and accrued liabilities

	2017 $	2016 $
Trade payables	9,132	21,944
Accrued liabilities	69,367	85,036
	78,499	106,980

8 Shareholders' equity

Share capital

Authorized
Unlimited number of common shares with no par value

Issued and fully paid

	2017 $	2016 $
354,231 Common shares (2016 – 354,231)	9,478,957	9,478,957

On December 31, 2016, the Limited Partnership transferred all of its assets to the Company in consideration for the Company assuming all of the Limited Partnership's liabilities and the Company issuing a non-interest-bearing demand promissory note of $9,423,091. The Company issued 348,231 common shares in exchange for the promissory note.

Contributed surplus

Contributed surplus of $84,000 comes from the sale of a subsidiary to a company under common control on December 27, 2000.

(expressed in US dollars)

Deficit

The deficit as of December 31, 2016 mainly arises from the business combination between companies under common control. The difference of $3,712,707 between the accounting value of net assets acquired from the Limited Partnership and the agreed amount of the transaction was recorded in deficit. The amount was reduced by $499,359 in deficit because of the deferred tax assets recognized on the transaction.

9 Related party transactions

The Company is under the common control of Lombard Odier Services Inc. (LO Services) and Lombard Odier Securities (Canada) Inc. (LO Securities). Until December 31, 2016, the Company was also under the common control of Lombard Odier & Cie (Canada), Limited Partnership (LO Canada), LO Holding (Canada) Inc. and Lombard Odier Management (Canada) Inc.

In the normal course of its business, the Company enters into transactions with related parties. These transactions were concluded in the normal course of operations and were measured at the exchange amount, which is the amount established and accepted by the related parties.

As of December 31, the consolidated statements of financial condition include the following related party balances:

			2017			2016
			Affiliates			Affiliates
	Total $	Bank Lombard Odier & Co. Ltd. $	Other $	Total $	Bank Lombard Odier & Co. Ltd. $	Other $
Current assets						
Cash	647,772	647,772	-	669,608	669,608	-
Receivables from clients	611,846	611,846	-	2,903,162	2,113,602	789,560
Receivables from brokers	92,052	92,052	-	383,853	383,853	-
	1,351,670	1,351,670	-	3,956,623	3,167,063	789,560
Liabilities						
Payables to clients	34,471	-	34,471	700,041	700,041	-
Payables to brokers	-	-	-	452,046	452,046	-
Payables to companies under common control	763,307	69,782	693,525	566,482	213,639	352,843
	797,778	69,782	727,996	1,718,569	1,365,726	352,843

Cash

The Company's cash balance is held at Bank Lombard Odier & Co. Ltd.

(expressed in US dollars)

Receivables from and payables to clients

The Company is the Lombard Odier group's broker for US securities transactions. Amounts shown under receivables from and payables to clients result from securities transactions that have not yet settled from the Company's affiliated clients Bank Lombard Odier & Co. Ltd. and LO Securities.

Receivables from and payables to brokers

The Company has agreements with multiple brokers in order to meet its execution obligation. For securities-trading transactions not listed on US or Canadian securities stock exchanges, the Company uses Bank Lombard Odier & Co. Ltd. as its broker. For Canadian securities stock exchanges, the Company uses LO Securities as its broker. The receivables from and payables to brokers for transactions with affiliates are securities-trading transactions that are pending settlement with these two brokers.

Payables to companies under common control

Certain general operating expenses such as payroll, rent and office expenses have been paid by LO Services since October 2016 and were paid by LO Canada until September 2016. Both companies are affiliated with the Company. A portion of these expenses are allocated to the Company. On a monthly basis, the Company receives an invoice reflecting this allocation. These expenses are recorded under brokerage commissions, general brokerage, clearing fees, telecommunications, administrative expenses and salaries, and professional fees on the consolidated statement of loss and comprehensive loss.

The Company has entered into a service level agreement with Bank Lombard Odier & Co. Ltd. for banking infrastructure services. On a quarterly basis, Bank Lombard Odier & Co. Ltd. invoices the Company for the service charge in accordance with the terms of the agreement. Charges payable for the fourth quarter are included under payables to companies under common control on the consolidated statement of financial condition.

(expressed in US dollars)

The following table presents the Company's revenues and expenses with affiliated companies.

	2017			2016		
		Affiliates			Affiliates	
	Total $	Bank Lombard Odier & Co. Ltd. $	Other $	Total $	Bank Lombard Odier & Co. Ltd. $	Other $
Revenues						
Commissions	1,206,911	1,143,122	63,789	1,668,944	1,591,570	77,374
Revenue on transactions	50,000	50,000	-	50,000	50,000	-
	1,256,911	1,193,122	63,789	1,718,944	1,641,570	77,374
Operating expenses						
Brokerage commissions	189,138	185,959	3,179	135,774	133,700	2,074
General brokerage	239,744	15,074	224,670	220,235	17,952	202,283
Clearing fees	18,432	-	18,432	30,864	-	30,864
Telecommunications	28,484	-	28,484	28,383	-	28,383
	475,798	201,033	274,765	415,256	151,652	263,604
Other income (expenses)						
Administrative expenses and salaries	(3,785,052)	(331,112)	(3,453,940)	(3,562,595)	(534,590)	(3,028,005)
Professional fees	(60,064)	-	(60,064)	(27,578)	-	(27,578)
Net interest expense	(984)	(984)	-	(3,474)	(3,474)	-
	(3,846,100)	(332,096)	(3,514,004)	(3,593,647)	(538,064)	(3,055,583)

Commission revenues

As a broker-dealer, the Company offers securities-trading transactions on US securities stock exchanges for the Lombard Odier group. Bank Lombard Odier & Co. Ltd. and LO Securities both use the Company for their US securities trading transactions. These transactions generate commissions from related parties.

Revenue arising from securities transactions with Bank Lombard Odier & Co. Ltd. represents 23.38% (2016 – 36.09%) of total revenues.

Brokerage commissions

The Company is only registered as a broker-dealer for US securities trading transactions. Under its role as an investment adviser, European and Canadian securities are sometimes traded. The Company uses Bank Lombard Odier & Co. Ltd. for European securities, and LO Securities for Canadian securities. These transactions incur trade ticket fees also known as brokerage commission expenses.

(expressed in US dollars)

General brokerage, clearing fees and telecommunications

The Company and its affiliates share general brokerage fees, clearing fees and telecommunications for which they also share the associated costs. The Company's share of these costs is allocated to it by an affiliate. These fees are charged simultaneously as administrative expenses and salaries.

Administrative expenses and salaries

The Company and its affiliates share various resources for which they also share the associated costs. These are costs allocated to the Company for personnel expenses, rent, office fees, travel and other operational support and services. The related unpaid balances are included in the payables to companies under common control on the consolidated statement of financial condition.

Professional fees

The Company and its affiliates share legal and consulting resources for which they also share the associated costs. These fees are charged simultaneously as administrative expenses and salaries.

Interest income

Interest income includes cash balances that are deposited at Bank Lombard Odier & Co. Ltd.

10 Financial instruments – Offsetting

The receivables from and payables to the same clients and receivables from and payables to the same brokers are offset and the net amount reported in the consolidated statement of financial condition when there is an enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

The following tables show the impact of offsetting as of December 31:

			2017
	Gross assets (liabilities) $	Gross assets (liabilities) offset $	Net $
Receivables from clients	1,323,684	(635,713)	687,971
Receivables from brokers	787,855	(622,164)	165,691
Payables to clients	(670,184)	635,713	(34,471)
Payables to brokers	(1,414,314)	622,164	(792,150)

(expressed in US dollars)

	2016		
	Gross assets (liabilities) $	Gross assets (liabilities) offset $	Net $
Receivables from clients	7,777,578	(3,516,450)	4,261,128
Receivables from brokers	8,152,475	(4,745,232)	3,407,243
Payables to clients	(7,863,149)	3,516,450	(4,346,699)
Payables to brokers	(8,045,448)	4,745,232	(3,300,216)

11 Fair value measurements

The accounting policies related to fair value measurements provide a framework for measuring fair value and focus on an exit price in the principal (or alternatively, the most advantageous) market accessible in an orderly transaction between willing market participants (the fair value framework). The fair value framework establishes a three-tiered fair value hierarchy with Level 1 representing quoted prices (unadjusted) in active markets for identical assets or liabilities.

Fair values determined by Level 2 inputs are inputs that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are disorderly and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

If the inputs used to measure the financial assets and financial liabilities fall within the different levels described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

As of December 31, 2017 and 2016, the Company's exposure to financial instruments measured at fair value is limited to securities on deposit with clearing organizations. The NASDAQ OMX Group Inc. shares are classified as Level 1 and the securities on deposit at Depository Trust & Clearing Corporation are classified as Level 2 (note 5).

There were no transfers between Level 1 and 2 during the year ended December 31, 2017 (2016 – no transfers).

(expressed in US dollars)

12 Financial risks

The Company is exposed to market risk through its use of financial instruments which result from both its operating and investing activities.

The Company does not actively engage in the trading of financial assets for speculative purposes. The most significant financial risks to which the Company is exposed are as follows.

Financial instruments with off-balance sheet risk

In the normal course of business, the Company's client and trading activities involve the execution and settlement of various securities and financial instrument transactions. These activities may expose the Company to off-balance sheet risk in the event the client or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Market risk

In the normal course of its operations, the Company enters into various contractual commitments involving forward settlement. These include option contracts and commitments to buy and sell securities. The potential for changes in the market value of the Company's trading positions is referred to as market risk. More precisely, market risk is the potential change in an instrument's value caused by fluctuations in currency exchange rates and interest rates. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. This risk is inherent in the financial instruments associated with the Company's operations and activities. The Company's trading positions are reported at fair value with changes currently reflected in net loss and comprehensive loss. Trading positions are subject to various risk factors, which include exposures to interest rates and foreign exchange rates.

Currency risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will affect the value of a financial instrument.

The Company is exposed to currency risk due to cash, receivables and payables denominated in Canadian dollars and Swiss francs.The Company does not enter into arrangements to hedge its currency risk.

(expressed in US dollars)

As of December 31, 2017 and 2016, assets denominated in Canadian dollars and Swiss francs are as follows:

	2017		2016	
	US$	**CA$**	**US$**	**CA$**
Denominated in Canadian dollars				
Cash	194,832	244,108	308,552	413,797
Other accounts receivable	144,302	180,799	121,798	163,343
Deferred tax assets	-	-	516,831	693,118
Payables to a company under common control	693,525	868,931	352,843	473,195
Other accounts payable and accrued liabilities	48,287	60,500	58,487	78,436
	US$	**CHF**	**US$**	**CHF**
Denominated in Swiss francs				
Cash	123,924	120,760	72,391	73,576
Receivables from clients	-	-	69,998	71,143
Recevables from brokers	-	-	49,064	49,867
Payables to clients	-	-	45,197	45,937
Payables to brokers	-	-	69,998	71,143
Payables to a company under common control	69,782	68,000	103,433	105,125
Other accounts payable and accrued liabilities	14,580	14,208	14,982	15,227

The following table shows the sensitivity to changes in the foreign exchange rate on shareholders' equity as to the Company's assets and liabilities denominated in Canadian dollars and Swiss francs. The hypothesis used in the following analysis is a currency variation of +/−5% in both currencies against the US dollar as of December 31:

	Sensitivity analysis			
	December 31, 2017		December 31, 2016	
	+ 5% $	- 5% $	+ 5% $	- 5% $
Canadian dollars	(20,134)	20,134	26,793	(26,793)
Swiss francs	1,978	(1,978)	(2,108)	2,108

As of December 31, 2017, the Company has financial assets and financial liabilities denominated in euros, British pounds sterling and Hong Kong dollars. The Company's exposure to these foreign currencies is not significant (2016 – not significant).

Most of the Company's foreign currency exposure results from transactions with entities under common control. In the event of a significant foreign currency fluctuation, the Company would reduce its exposure to foreign currency by converting its payables denominated in Canadian dollars or in Swiss francs to US dollars at a negotiated rate with the other entities under common control.

(expressed in US dollars)

Interest rate risk

Interest rate risk represents the Company's exposure to instruments whose values vary with the level of volatility of interest rates. As of December 31, 2017 and 2016, this risk is not significant.

Liquidity risk

Liquidity risk represents the risk that the level of expected market activity will change significantly and, in certain cases, may even cease to exist. This exposes the Company to the risk that it will not be able to transact business and execute trades in an orderly manner, which may impact its results.

The Company's management is responsible for reviewing liquidity resources to ensure that funds are readily available to meet the Company's financial obligations as they come due, as well ensuring that adequate funds exist to support business strategies and operational growth. The Company manages its treasury on a daily basis.

All financial liabilities owed by the Company as of December 31, 2017 and 2016 are expected to be paid within 12 months.

Credit risk

Credit risk is the risk of loss that the Company would record if its counterparties failed to perform pursuant to the terms of contractual commitments. Changes in the creditworthiness of individual issuers or groups of issuers have an impact on credit risk. Management involves a number of considerations, such as the financial profile of the counterparty, specific terms and duration of the contractual agreement, market fluctuations and the value of collateral held, if any, in its evaluation of credit risk.

The Company executes and settles various client and broker-dealer transactions. Execution of these transactions may expose the Company to a default risk arising from the potential that clients, broker-dealers or issuers may fail to satisfy their obligations. In these situations, the Company may sustain a loss if it has to purchase or sell the securities underlying the contracts at an unfavourable market price.

Management believes that the Company's exposure to credit risk is not significant as of December 31, 2017 and 2016.

Concentration of credit risk

Concentration of credit risk may arise from exposure to a single debtor or to a group of debtors having similar business characteristics or being engaged in similar activities such that their ability to meet their contractual commitments is expected to be adversely affected in a similar manner by changes in economic, political or other market conditions. There is a concentration of credit risk with Bank Lombard Odier & Co. Ltd.

(expressed in US dollars)

As of December 31, 2017, the Company has $3,658,129 and $299,868 in cash with a US bank and a Canadian bank, respectively (2016 – $3,164,973 and $467,900). The US bank and Canadian bank are reputable financial institutions with ratings of A+ and AA, respectively, from Fitch Ratings as of December 31, 2017 and 2016. At times, such deposits may exceed the amount insured by the Federal Deposit Insurance Corporation. The remaining amount of cash is at Bank Lombard Odier & Co. Ltd., with a rating of AA- from Fitch Ratings as of December 31, 2017 and 2016.

13 Income taxes

The total deferred income taxes recognized in the consolidated statement of loss and comprehensive loss for the years ended December 31 are as follows:

	2017 $	2016 $
Deferred income taxes	516,831	(17,472)

The Company's income taxes differ from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rate as a result of the following:

	2017 $	2016 $
Anticipated income taxes based on combined Canadian federal and provincial statutory rate of 26.8% (2016 – 26.9%)	46,280	(85,164)
Income from Limited Partnership allocated to the limited partner	-	85,920
Non-deductible expenses or non-taxable income	5,006	(1,147)
Recognition of previously unrecognized deferred tax assets	-	(15,232)
Other differences	5,459	(1,849)
Valuation allowance (including foreign exchange conversion)	460,086	-
Total income taxes	516,831	(17,472)

Components of the Company's deferred tax assets are as follows:

	2017 $	2016 $
Deferred tax assets		
Intangible assets	456,028	499,424
Non-capital losses	44,191	16,611
Capital losses	839	796
Valuation allowance	(501,058)	-
Total deferred tax assets	-	516,831
Net deferred tax assets	-	516,831

(expressed in US dollars)

Deferred income tax assets include unused tax losses. These tax losses may be applied against earnings of future years for Canadian federal and provincial tax purposes no later than as follows:

	2017 $	2016 $
2036	140,638	1,438
2035	5,875	5,496
2034	4,794	4,484
2033	15,243	17,076
2032	-	27,140
2031	-	6,119
	166,550	61,753

The Company has capital losses of $3,168 (2016 – $2,956) that can be carried forward indefinitely. Additionally, the Company has a balance of eligible expenditures in the amount of $1,720,959 (2016 – $1,856,598) available for future years.

14 Net capital requirement

The Company is subject to the Securities and Exchange Act of 1934's uniform net capital rule (Rule 15c3-1), which requires it to maintain net capital of $100,000 or 1/15 of aggregate indebtedness, whichever is greater. Aggregate indebtedness must not exceed net capital by a ratio of more than 15 to 1. The basic concept of this rule is liquidity, its objective being to require a brokerage firm to have at all times sufficient liquid assets to cover its current indebtedness. As of December 31, 2017, net capital amounts to $5,942,680 (2016 – $5,760,447) and aggregate indebtedness amounts to $1,043,804 (2016 – $5,020,161). Net capital exceeds net capital required by $5,842,680 (2016 – $5,425,770). The total ratio of aggregate indebtedness to net capital as of December 31, 2017 is 17.56% (2016 – 87.15%).

The Company maintains a special reserve bank account for the exclusive benefit of clients of the Company pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934. The Company does not hold client funds. However, if it inadvertently receives client funds, it promptly forwards all funds and securities received. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under Paragraph (k)(2)(i) of that rule.

(expressed in US dollars)

15 Contingencies and guarantees

In the normal course of business, the Company could be named as defendant in various legal actions. As of December 31, 2017, the Company has not been named as a defendant in any legal actions.

The Company, as a member of securities clearing houses, provides guarantees that meet the accounting definition of a guarantee under FASB ASC Topic 460, Guarantees. Under the standard for membership agreements, members are required to guarantee the performance of members that become unable to satisfy their obligations. The Company's liability under these agreements could exceed the amounts it has posted as collateral. However, since the event is remote and not quantifiable, the Company has not recorded a contingent liability in these consolidated financial statements.

In the normal course of business, the Company provides guarantees to securities clearing organizations, exchanges and central clearing counterparties. These guarantees are generally required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the clearing organizations, exchanges and central clearing counterparties often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such agreements is considered remote.

Lombard Odier Transatlantic Limited

Schedules of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1
of the Securities and Exchange Commission

Schedule 1

For the years ended December 31, 2017 and 2016

(expressed in US dollars)

	2017 $	2016 $
Net capital		
Total ownership equity – Corporation	6,044,700	6,388,845
Substract non-allowable assets		
Securities owned not readily marketable	62,610	55,671
Prepaid expenses	7,015	21,608
Deferred tax asset	-	516,831
Deductions and/or charges		
Haircut on cash	19,486	22,857
Aged fail-to-deliver	60	60
Haircuts on securities		
Stocks and warrants	12,849	11,371
Adjusted net capital	5,942,680	5,760,447
Aggregate indebtedness		
Payable to brokers or dealers and clearing organizations		
Failed to receive: Other	167,527	-
Payables to clients, accounts payable and accrued liabilities	876,277	5,020,161
Total aggregate indebtedness	1,043,804	5,020,161
Minimum net capital (greater of 6-2/3% of total A.I. or $100,000)	100,000	334,677
Excess net capital	5,842,680	5,425,770
Net capital less greater of 10% of total A.I. or 120% of $100,000	5,822,680	5,258,431
Ratio – Aggregate indebtedness to net capital	17.56%	87.15%

(expressed in US dollars)

2017 Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission

The differences between the amounts presented above and the amounts reported in the Company's unaudited December 31, 2017 FOCUS report as filed result from a minor adjustment to the clerical and administrative employees' expenses resulting from an increase to the bonus payable. Net earnings for the year, before income taxes, decreased by $1,753 following this adjustment.

Deferred income taxes were also written off following new assumptions: a decrease of $464,882 in net earnings for the year.

On the consolidated statement of financial condition, the deferred tax asset was written off by $464,882 (as mentionned above), which was a non-allowable asset. The accounts payable were increased by $2,016 following the adjustment on bonus payable. An increase of $263 on miscellaneous other receivables (sales tax receivable) was also recorded in regards of this adjustment.

The net impact on the net capital is a decrease of $1,753 and brings the net capital from $5,944,433 to $5,942,680.

2016 Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission

The differences between the amounts presented above and the amounts reported in the Company's unaudited December 31, 2016 FOCUS report as filed result from: an adjustment of $32,626 to the clerical and administrative employees' expenses resulting from an increase to the bonus and social benefits accruals. Other expenses were increased by $4,258 mainly due to an accrual for professional fees. Net loss for the year, before income taxes, increased by $36,884. Deferred income taxes were also recorded: a decrease of $17,472 in net loss for the year and a decrease of $499,359 in deficit from business combination for a total of $516,831.

On the consolidated statement of financial condition, cash was increased by $245,629 (from $4,056,853 to $4,302,482) and the receivable from brokers was decreased by $245,629 (from $3,578,239 to $3,332,610) for a net impact of nil on allowable assets. A deferred tax asset was recorded for $516,831 (as mentionned above), which is a non-allowable asset. A decrease of $24 to miscellaneous other receivables (sales tax receivable) was also recorded. On the liabilities side, accounts payable were decreased by $186 and accrued liabilities were increased by $37,046 following the adjustment in social benefits on the bonus for Expat for $33,046 and in professional fees for $4,000.

On the computation of basic net capital, the haircut on cash was increased by $7,921 (from $14,936 to $22,857) following the reclass of a Canadian dollar balance from receivable from brokers to cash ($245,629).

The net impact on net capital is a decrease of $44,805 and brings net capital from $5,805,252 to $5,760,447.

Lombard Odier Transatlantic Limited

Schedules of Determination of Reserve Requirements and Information Relating to Possession of Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

Schedule 2

For the years ended December 31, 2017 and 2016

(expressed in US dollars)

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section k(2) (i).